Filed by Thermo Electron Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                           Subject Company: Fisher Scientific International Inc.
                                                     Commission File No. 1-10920


[VIA E-MAIL]

SUBJECT LINE: IMPORTANT COMPANY ANNOUNCEMENT

May 8, 2006

Dear Colleague,

This is an historic day for Thermo. Today we announced our plans to combine with Fisher to create THE leading life, laboratory and health sciences company in the industry. The combination of our complementary technology leadership positions in instrumentation, life science consumables, software and services will provide farther-reaching integrated solutions for our joint customers around the world.

For those of you who may not be familiar, Fisher is a leading provider of products and services to the global scientific research and clinical laboratory community. Fisher and its 19,500 employees serve more than 350,000 customers around the world, including pharmaceutical and biotech companies, colleges and universities, medical-research institutions, hospitals and R&D laboratories, as well as government agencies.

Upon the close of this transaction, the new company will be called Thermo Fisher Scientific. It will be headquartered out of our offices in Waltham, MA, and I will serve as Thermo Fisher's president and chief executive officer. Paul M. Meister, currently vice chairman of the board for Fisher, will be chairman of the combined company. The joint press release we issued regarding this exciting combination can be found in a special new section, Thermo Fisher Scientific News, on Thermo.net.

We believe Fisher Scientific is the perfect strategic fit for Thermo. Together, we will have:

     o    Combined annual revenues of approximately $9 billion (USD);
     o Complementary technology leadership positions in instrumentation, life science consumables, software and services combined with unparalleled customer connectivity to effectively reach and further penetrate a highly fragmented customer base and accelerate growth;
     o Enhanced international presence in emerging markets, customer reach and opportunities for cross-selling;
     o Increased cash flow and a solid balance sheet that will position us to accelerate earnings growth both organically and through acquisitions;
     o An exceptional team of 30,000 talented and experienced employees. We expect this combination of industry leaders to benefit our customers and to result in greater opportunities for both companies' employees.

I believe this is a compelling combination and hope you share my enthusiasm. Change of this magnitude, of course, raises many questions for employees. Our pledge is to be as informative as possible as we progress toward closing this transaction and during the integration period to follow.

We believe the transaction will close by the end of 2006, following approval by both companies' shareholders as well as customary closing conditions and regulatory approvals. Given the complementary nature of our businesses, we expect to realize the benefits of this transaction quickly and efficiently following the transaction's close.

Until then, Thermo and Fisher remain separate companies. For us at Thermo, it must be business as usual - continuing to focus on our customers and executing against our strategic and


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operating plan. Communications with Fisher regarding our business and marketing plans, customer information, pricing and other sensitive information must be avoided.

In the meantime, please refer to the Thermo Fisher Scientific News section on Thermo.net, where we will post developments and progress throughout the approval process.

As individual companies, Thermo and Fisher have achieved strong financial performance through organic growth and operating margin expansion. By uniting our complementary capabilities, we are creating a global leader with product breadth, global reach and operational expertise to drive significant value for our shareholders, customers and employees. I look forward to talking to you more about this exciting combination in the coming weeks.

As we move forward to combine Thermo and Fisher, I ask you - in the spirit of PPI - to continue your hard work and dedication to our customers. Our focus has been on creating the most comprehensive, innovative solutions for our customers; this combination with Fisher enables us to continue our momentum.


Regards,

Marijn E. Dekkers
President & CEO


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                                     THERMO
                           FREQUENTLY ASKED QUESTIONS

5/8/06

1.      WHO IS FISHER?

        Fisher is a leading provider of products and services to the global scientific research and U.S. clinical laboratory community. For more than 100 years, Fisher has played an important role in aiding scientific discovery. Fisher serves pharmaceutical and biotech companies, colleges and universities, medical-research institutions, hospitals and R&D laboratories, as well as government agencies. Fisher offers more than 600,000 products to 350,000 customers in 150 countries. Fisher and its 19,500 employees are committed to maintaining high standards and to helping to make customers more efficient and effective at what they do.

2.      WHY ARE THERMO AND FISHER COMBINING?

        This combination will create the leading provider of laboratory products and services in the high-growth life, laboratory and health sciences industry. By combining Thermo and Fisher's complementary technology leadership positions in instrumentation, life science consumables, software and services, the combined company will be uniquely positioned to provide integrated, end-to-end technical solutions to its customers worldwide. The combined company will have an industry leading global sales and service organization. Our customers will benefit from a partnership that can provide end-to-end application solutions and has the scale and scope to develop breakthrough integrated workflow solutions to reduce their costs and increase efficiency.

3.      WHAT WILL THE NEW COMPANY BE CALLED?

        Upon close of the transaction, the combined company will be called Thermo Fisher Scientific and will be headquartered in Waltham, MA. Marijn E. Dekkers will serve as Thermo Fisher Scientific's president and chief executive officer and Paul M Meister, currently vice chairman of Fisher Scientific, will be chairman of the combined company.

4.      WHEN WILL THE COMBINATION TAKE EFFECT? HOW LONG WILL IT TAKE?

        The transaction is expected to close by the end of 2006. Until then, Thermo and Fisher remain separate companies. In the meantime, please refer to the Thermo Fisher News section on Thermo.net, where we will make every effort to post developments and progress throughout the approval process. We will add to these Frequently Asked Questions as you raise questions with your managers and local HR representatives

5.      WHAT CAN EMPLOYEES EXPECT IN THE INTERIM?

        It's business as usual - continuing to focus on our customers and executing our annual operating plan and strategic plan objectives.

6.      WILL THERMO'S OR FISHER'S EMPLOYEES BE LAID OFF AS A RESULT OF THE
        MERGER?

        We believe that this is a compelling combination. As in any combination, there will inevitably be some overlap, and we will work to minimize those effects through hiring limits and normal attrition. Over the long-term, we believe that our combination with Fisher will result in additional career development and advancement opportunities for you as we move forward and grow together.


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7.      WHAT HAPPENS TO EACH COMPANY'S COMMERCIAL TEAMS?

        While it's premature to speculate about those specifics now, both companies recognize the importance of a strong commercial team. The combined company will have an industry leading global sales and service organization comprised of nearly 7,500 sales and marketing professionals, and we will take the appropriate steps to ensure that our customers continue to receive the superior levels of service that they have come to expect.

        The experiences and insights of Thermo's and Fisher's employees will play a central role in the continued development of the combined company. By leveraging the relationships established by each company's sales force and the combined company's broad product and service portfolio, we expect to enhance existing customer relationships and build new ones.

8.      HOW DO THE CULTURES OF THE TWO COMPANIES COMPARE?

        Both of our companies have a strong track record of successful integration, and we are confident we will be able to move forward quickly after closing to combine our operations and our corporate cultures to capture the full benefits of this combination for our customers, our shareowners and our employees. We share a vision of where the industry is headed, a commitment to world-class customer service, and a highly skilled, motivated workforce. We are excited about the tremendous opportunity to establish the course for this future together.

9.      WILL ANY FACILITIES BE SHUT DOWN OR SOLD?

        It is premature to discuss specifics now, but we are building an integration planning team that will begin working to address how we can best grow the combined company.

10.     WHAT HAPPENS TO EMPLOYEES' COMPENSATION AND BENEFITS PROGRAMS?

        Thermo and Fisher are committed to providing a competitive compensation and benefits package. We expect no major changes in the short-term. Our initial focus will be to understand the components of both companies' benefit offerings and work towards designing and implementing integrated benefits package.

11. IS FISHER A LIFE SCIENCES COMPANY ? HOW DOES THIS AFFECT THERMO'S BUSINESSES THAT ADDRESS INDUSTRIAL MARKETS?

        We remain very committed to our Measurement and Control business, and our unique "lab to line" solutions offering for customers.


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FORWARD-LOOKING STATEMENTS
Information set forth in this press release contains forward-looking statements, which involve a number of risks and uncertainties. Thermo Electron and Fisher Scientific caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Thermo Electron and Fisher Scientific, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Thermo Electron's and Fisher Scientific's filings with the SEC, including their respective Quarterly Reports on Form 10-Q for the first quarter of 2006. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers' capital spending policies and government funding policies; realization of potential future savings from new productivity initiatives; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; exposure to product liability claims in excess of insurance coverage; and the effect of exchange rate fluctuations on international operations. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION
In connection with the proposed merger, Thermo Electron will file with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 that will


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include a joint proxy statement of Thermo Electron and Fisher Scientific that also constitutes a prospectus of Thermo Electron. Thermo Electron and Fisher Scientific will mail the joint proxy statement/prospectus to their respective stockholders. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Thermo Electron and Fisher Scientific with the SEC at the SEC's Web site at www.sec.gov. The joint proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Thermo Electron's Web site at http://www.thermo.com under the heading "About Thermo" and then under the heading "Investors" or by accessing Fisher Scientific's Web site at http://www.fisherscientific.com under the tab "Investor Info."

Thermo Electron, Fisher Scientific and their respective directors and executive officers may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Thermo Electron's executive officers and directors in Thermo Electron's definitive proxy statement filed with the SEC on April 11, 2006. You can find information about Fisher Scientific's executive officers and directors in their definitive proxy statement filed with the SEC on April 6, 2006. You can obtain free copies of these documents from Thermo Electron or Fisher Scientific using the contact information above.